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                              July 21, 2023

       Zhu Youyi
       Chief Financial Officer
       China Natural Resources Inc.
       Room 2205, 22/F, West Tower, Shun Tak Centre
       168-200 Connaught Road Central, Sheung Wan, Hong Kong

                                                        Re: China Natural
Resources Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed May 15, 2023
                                                            File No. 000-26046

       Dear Zhu Youyi:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

   1.                                                   Pursuant to paragraph
(a) of Item 16I, please clarify whether you are owned or controlled by a governmental
entity in the foreign jurisdiction or tell us why you are not required to do so. Please
supplementally describe any materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for this
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party
 Zhu Youyi
China Natural Resources Inc.
July 21, 2023
Page 2
      certifications such as affidavits as the basis for your disclosure.
3. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4) and (b)(5). We also note that your disclosures in Exhibit 8 that indicate that you have subsidiaries in
      Hong Kong and outside of China. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.

             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
             With respect to (b)(3), (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-
3783 with any questions.



                                                              Sincerely,
FirstName LastNameZhu Youyi
                                                              Division of
Corporation Finance
Comapany NameChina Natural Resources Inc.
                                                              Disclosure Review
Program
July 21, 2023 Page 2
cc:       Leland S. Benton
FirstName LastName